vtech

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

Exempted No. : 82-3565
Our Ref. No. : PF251-54/07
Direct Line : (852) 2680 1705 / 2680 5033 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Dickson CHAN / Vicki LAU / Helen AU)

RECEIVED

07024637

21st June 2007

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Room 3099, Mail Shop 3-7
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the announcement of the final results of VTech Holdings Limited for the year ended 31st March 2007 dated 20th June 2007 as published in an English newspaper in Hong Kong on 21st June 2007 for your filing.

Yours faithfully

PROCESSED
JUN 27 2007
THOMSON FINANCIAL

Dickson CHAN
Legal & Compliance Manager

Encl.

c.c. Ms. Judy I Kang
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

6/25

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code : 303)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2007

PERFORMANCE HIGHLIGHTS

- Record revenue and profit
- Group revenue increased by 21.5% to US$1,463.8 million
- Profit attributable to shareholders rose by 42.0% to US$182.9 million
- Net profit margin expanded 1.8% points to 12.5%
- Net cash, after special dividend of US$71.7 million, rose to US$246.5 million
- Final dividend of US41 0 cents per share, total dividend per share for the year (include special dividends of US30 0 cents) up 150 0%

The directors of VTech Holdings Limited ("the Company") announce the results of the Company and its subsidiaries ("the Group") and associates for the year ended 31st March 2007 together with the comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended 31st March 2007

	Note	2007 US$ million	2006 US$ million
Revenue	2	1,463.8	1,204.6
Cost of sales		(923.8)	(757.9)
Gross profit		540.0	446.7
Selling and distribution costs		(238.6)	(209.2)
Administrative and other operating expenses		(62.2)	(61.0)
Research and development expenses		(45.2)	(40 3)
Operating profit	2&3	194.0	136 2
Net finance income		7.5	3.9
Share of results of associates		–	–
Profit before taxation		201.5	140.1
Taxation	4	(18.6)	(11.3)
Profit attributable to shareholders		182.9	128.8
Interim dividend	5	21.5	14.3
Special dividend	5	71.7	–
Final dividend	5	98.0	62.1
Earnings per share (US cents)			
– Basic	6	76.6	54.9
– Diluted	6	75.1	54.3

CONSOLIDATED BALANCE SHEET
As at 31st March 2007

	Note	2007 US$ million	2006 US$ million
Non-current assets			
Tangible assets		78.4	64 6
Leasehold land payments		3.7	3.7
Deferred tax assets		5.5	5.1
Investments		0.2	0.2
		87.8	73 6
Current assets			
Stocks		124.1	133.8
Debtors and prepayments	7	203.4	183 6
Taxation recoverable		1.6	1.8
Cash and cash equivalents		246.5	242.4
		575.6	561.6
Current liabilities			
Creditors and accruals	8	(256.5)	(267.7)
Provisions		(47.9)	(49.3)
Taxation payable		(11.5)	(7.9)
		(315.9)	(324.9)
Net current assets		259.7	236.7
Total assets less current liabilities		347.5	310.3
Non-current liabilities			
Deferred tax liabilities		(4.2)	(4.1)
		(4.2)	(4.1)
Net assets		343.3	306.2
Capital and reserves			
Share capital		11.9	11.9
Reserves		331.4	294.3
Shareholders' funds		343.3	306 2

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31st March 2007

	Note	2007 US$ million	2006 US$ million
Operating activities			
Operating profit		194.0	136 2
Depreciation charges	3	24.2	19.0
Amortisation of leasehold land payments	3	0.1	0.1
Loss on disposal of tangible assets	3	1.3	0 6
Decrease/(increase) in stocks		9.7	(9 6)
Increase in debtors and prepayments		(19.8)	(7.9)
(Decrease)/increase in creditors and accruals		(11.2)	36 4
(Decrease)/increase in provisions		(1.4)	8.1
Cash generated from operations		196.9	182.9
Interest received		7.5	3.9
Taxes paid		(15.1)	(10 6)
Net cash generated from operating activities		189.3	176 2
Investing activities			
Proceeds from disposal of tangible assets		0.2	0.2
Purchase of tangible assets		(37.2)	(31.5)
Purchase of leasehold land payments		–	(0 6)
Net cash used in investing activities		(37.0)	(31.9)
Financing activities			
Net repayment of borrowings		–	(0 2)
Proceeds from issued shares upon exercise of share options		0.4	13.2
Proceeds from issued shares upon exercise of warrants		–	3.3
Dividends paid	5	(155.3)	(42.3)
Net cash used in financing activities		(154.9)	(26 0)
Effect of exchange rate changes		6.7	0 2
Increase in cash and cash equivalents		4.1	118 5
Cash and cash equivalents at beginning of the year		242.4	123 9
Cash and cash equivalents at end of the year		246.5	242.4
Analysis of the balance of cash and cash equivalents			
Cash at bank and deposits		246.5	242.4

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS
For the year ended 31st March 2007

	Note	2007 US$ million	2006 US$ million
Shareholders' funds at 1st April		306.2	203.3
Exercise of share options		0.4	13.2
Exercise of warrants		–	3.3
Realisation of hedging reserve		4.1	(2.7)
Fair value (losses)/gains on hedging during the year		(4.7)	3.3
Capital reserve on employee share option scheme		1.2	1.6
Exchange translation differences		8.5	(2.3)
Net gains and (losses) not recognised in the income statement		9.5	16 4
Profit attributable to shareholders		182.9	128 8
Dividends approved and paid during the year	5	(155.3)	(42.3)
Shareholders' funds at 31st March		343.3	306 2

NOTES TO THE FINANCIAL STATEMENTS

1. **Basis of preparation**

   The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board IFRS includes International Accounting Standards ("IAS") and related Interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules") and the Bermuda Companies Act 1981.

   The accounting policies have been consistently applied by the Group.

2. **Segment information**

   Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties

   The principal activity of the Group is the design, manufacture and distribution of consumer electronic products The telecommunication and electronic products business is the principal business segment of the Group

Primary reporting format – business segments
Year ended 31st March 2007

		Telecommunication and electronic products US$ million	Other activities US$ million	Total US$ million
i	**Segment revenue**	1,463.8	–	1,463.8
	Segment result	193.8	–	193.8
	Unallocated corporate income			0.2
	Operating profit			194.0
	Net finance income			7.5
	Profit before taxation			201.5
	Taxation			(18.6)
	Profit attributable to shareholders			182.9
ii	**Segment assets**	461.5	0.2	461.7
	Associates	–	0.1	0.1
	Unallocated assets			201.6
	Total assets			663.4
	Segment liabilities	296.9	0.3	297.2
	Unallocated liabilities			22.9
	Total liabilities			320.1
iii	**Capital expenditure, depreciation, amortisation and other non-cash expenses**			
	Capital expenditure	36.9	0.3	37.2
	Depreciation	23.8	0.4	24.2
	Amortisation of leasehold land payments	0.1	–	0.1
	Other non-cash expenses	22.6	1.2	23.8

The Group evaluates the performance and allocates resources to its operating segments. There are no sales or transactions between the business segments. Corporate administrative costs and assets are not allocated to the operating segments.

Segment assets consist primarily of tangible assets, stocks, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation. Capital expenditure comprises additions to moulds, machinery and equipment, and other assets.

Primary reporting format – business segments
Year ended 31st March 2006

		Telecommunication and electronic products US$ million	Other activities US$ million	Total US$ million
i	**Segment revenue**	1,203.7	0.9	1,204.6
	Segment result	138.2	0.2	138.4
	Unallocated corporate expenses			(2.2)
	Operating profit			136.2
	Net finance income			3.9
	Profit before taxation			140.1
	Taxation			(11.3)
	Profit attributable to shareholders			128.8
ii	**Segment assets**	439.2	0.8	440.0
	Associates	–	0.1	0.1
	Unallocated assets			195.1
	Total assets			635.2
	Segment liabilities	309.0	0.9	309.9
	Unallocated liabilities			19.1
	Total liabilities			329.0
iii	**Capital expenditure, depreciation, amortisation and other non-cash expenses**			
	Capital expenditure	32.0	0.1	32.1
	Depreciation	18.5	0.5	19.0
	Amortisation of leasehold land payments	0.1	–	0.1
	Other non-cash expenses	12.3	1.6	13.9

Secondary reporting format – geographical segments

Although the Group's business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

North America – the operations are principally the sale and distribution of telecommunication and electronic products

Europe – the operations are principally the sale and distribution of telecommunication and electronic products.

Asia Pacific – the Group is headquartered in the Hong Kong Special Administrative Region and the Group's principal manufacturing operations are located in mainland China

Year ended 31st March 2007

		North America US$ million	Europe US$ million	Asia Pacific US$ million	Others US$ million	Total US$ million
i	Revenue	880.9	499.8	51.4	31.7	1,463.8
	Operating profit	105.3	75.5	6.1	7.1	194.0
ii	Total assets	134.0	81.5	446.6	1.3	663.4
	Total liabilities	66.5	35.1	215.8	2.7	320.1
iii	Capital expenditure	1.3	0.7	35.2	–	37.2
	Depreciation	1.6	0.8	21.8	–	24.2
	Amortisation of leasehold land payments	–	–	0.1	–	0.1
	Other non-cash expenses	7.8	3.6	12.4	–	23.8

Year ended 31st March 2006

		North America US$ million	Europe US$ million	Asia Pacific US$ million	Others US$ million	Total US$ million
i	Revenue	671.6	457.8	53.1	22.1	1,204.6
	Operating profit	60.2	65.4	5.4	5.2	136.2
ii	Total assets	112.8	71.1	449.8	1.5	635.2
	Total liabilities	61.2	35.6	229.6	2.6	329.0
iii	Capital expenditure	0.6	0.6	30.9	–	32.1
	Depreciation	2.7	0.7	15.6	–	19.0
	Amortisation of leasehold land payments	–	–	0.1	–	0.1
	Other non-cash expenses	3.1	1.4	9.4	–	13.9

3. **Operating profit**

The operating profit is arrived at after charging the following:

	2007 US$ million	2006 US$ million
Depreciation charges		
– owned assets	24.2	18.9
– leased assets	–	0.1
Amortisation of leasehold land payments	0.1	0.1
Loss on disposal of tangible assets	1.3	0.6

4. **Taxation**

	2007 US$ million	2006 US$ million
Current tax		
– Hong Kong	14.9	10.5
– Overseas	3.9	1.4
Under-provision in respect of prior years		
– Overseas	0.1	0.5
Deferred tax		
– Origination and reversal of temporary differences	(0.3)	(1.1)
	18.6	11.3

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates

5. **Dividends**

	2007 US$ million	2006 US$ million
Interim dividend of US9.0 cents (2006: US6.0 cents) per share declared and paid	21.5	14.3
Special dividend of US30.0 cents (2006: Nil) per share declared and paid	71.7	–
	93.2	14.3
Final dividend of US41.0 cents (2006: US26.0 cents) per share proposed after the balance sheet date	98.0	62.1

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

6. **Earnings per share**

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$182.9 million (2006: US$128.8 million)

The basic earnings per share is based on the weighted average of 239.0 million (2006: 234.4 million) ordinary shares in issue during the year. The diluted earnings per share is based on 243.6 million (2006: 236.9 million) ordinary shares which is the weighted average number of ordinary shares in issue during the year after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

7. **Debtors and prepayments**

At 31st March 2007, total debtors and prepayments of US$203.4 million (31st March 2006: US$183.6 million) includes trade debtors of US$178.7 million (31st March 2006: US$162.9 million).

An aging analysis of net trade debtors by transaction date is as follows

	2007 US$ million	2006 US$ million
0-30 days	83.6	90.7
31-60 days	49.1	41.4
61-90 days	27.4	17.0
>90 days	18.6	13.8
Total	178.7	162.9

The majority of the Group's sales is on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

8. **Creditors and accruals**

At 31st March 2007, total creditors and accruals of US$256.5 million (31st March 2006: US$267.7 million) includes trade creditors of US$101.9 million (31st March 2006: US$116.8 million)

An aging analysis of trade creditors by transaction date is as follows

	2007 US$ million	2006 US$ million
0-30 days	51.6	52.4
31-60 days	26.2	33.2
61-90 days	15.1	18.5
>90 days	9.0	12.7
Total	101.9	116.8

DIVIDENDS

The Board of Directors has recommended the payment of a final dividend of US41.0 cents per ordinary share payable on 6th August 2007 to shareholders in respect of the year ended 31st March 2007 whose names appear on the register of members of the Company as at the close of business on 3rd August 2007 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting.

The final dividend will be paid in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdom will receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 25th July 2007.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 27th July 2007 to 3rd August 2007, both dates inclusive, during which period no transfer of shares will be effected

In order to qualify for the final dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company no later than 4.00 p.m., the local time of the share registrars, on Thursday, 26th July 2007.

The principal registrar is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda; the branch registrar in the United Kingdom is Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom; and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

CHAIRMAN'S STATEMENT

All three of our businesses recorded revenue increases during the financial year 2007, resulting in revenue for the Group reaching an all-time high. This, together with an improvement in operating profit margin, allowed us to achieve a second straight year of record profit. The results demonstrate that we are reaping the benefit of the hard work put in over recent years to enhance our operations and build a solid foundation for growth.

Results

Revenue for the Group increased by 21.5% over the financial year 2006 to US$1,463.8 million. Profit attributable to shareholders rose by 42 0% to US$182.9 million, while earnings per share increased by 39.5% to US76 6 cents. With the Group's balance sheet remaining strong, the Board of Directors has proposed a final dividend of US41 0 cents per share. Together with the interim dividend of US9 0 cents and the special dividend of US30 0 cents made in celebration of the Group's 30th anniversary, this gives a total dividend for the year of US80 0 cents per share, 150 0% higher than the US32.0 cents declared for the financial year 2006.

Operations

Following two years of rationalisation at its US operations, the telecommunication products (TEL) business regained its leadership position in the US cordless phone market. A rebound in sales in this market led to a marked increase in revenue for the TEL business overall, while contribution to the Group continued to improve.

The gains in North America were the result of the success of the new product lines. The 5.8GHz phones, together with the AT&T 2.4GHz products using proprietary technology developed in-house, proved popular with consumers and continued to win us more shelf space from customers.

Several new models were introduced in January at the 2007 Consumer Electronics Show where our focus was on innovative design and new technology. Our design capabilities were showcased by the Digital Enhanced Cordless Telecommunications (DECT) 6 0 models, whose cutting-edge slim handsets were exceptionally well received. On the technology side, we were able to show a cordless system with Bluetooth connectivity and the infoPhone™, an Internet enabled phone that allows people to check email and information without the need to turn on a computer.

As we noted at the interim, the European market had suffered from excess inventory, especially during the first half of the financial year. Hence, despite a pick up of sales in the second half over the first half, revenue from this market still recorded a decline as compared with the financial year 2006.

Revenue at the electronic learning products (ELP) business reached an all time high as we saw sales growth in all product ranges in all major markets. The traditional ELPs performed especially well, with a double digit sales increase. A number of new products helped boost sales, including Nitro Vision and a new line of interactive animal character play sets for toddlers, SmartVille. Pink Nitro Notebook was included in the Toys "R" Us "Fabulous 15 The Best of the Holiday Season" list.

VSmile continued its success as a platform based product and eight new titles were added in the calendar year 2006. VSmile Baby, targeting children between the ages of nine months and three years old, was added to the range. It appeared on the shelves in the first half of the financial year and sales have been encouraging. V.Flash, aimed at children aged six and up, got off to a slower start following its late launch in September 2006.

The contract manufacturing services (CMS) business achieved record revenue for the third year in a row as we grew our sales with existing customers. Once again, the business outperformed the global Electronic Manufacturing Services (EMS) market. The switching mode power supplies, professional audio equipment and industrial printing categories experienced particularly strong demand and marked growth was seen in the US market.

The success of the CMS business demonstrates the attraction of a complete one-stop shop service from design to execution and the very high quality levels achieved. Customer service levels improved further during the financial year as we cut order processing time significantly and again reduced the failures per million units of output (ppm)

All three businesses did well to counter cost pressures during the financial year despite high materials prices, rising labour cost and overheads in China, following the appreciation of the Renminbi. Greater economies of scale, as our production volume has expanded, have mitigated these cost pressures, and we have been able to raise productivity through efficiency gains. The new plant at the city of Qingyuan in the northern part of China's Guangdong province, to which we have began transferring some production, is also beginning to make a positive impact.

Changes In Directors

Our Deputy Chairman, Mr. Albert LEE Wai Kuen, retired with effect from 1st April 2007. He has been with the Group since 1984 and I would like to express my sincere appreciation to him for his valuable contribution over two decades. He will continue to play a role as an adviser to the Group.

Following Mr. LEE's retirement, two new Executive Directors were appointed in April 2007. They are Mr. Edwin YING Lin Kwan, Group Chief Operating Officer and Mr. PANG King Fai, Group Chief Technology Officer.

Outlook

The succession of good results achieved in recent years testifies to VTech's ability to develop sound business strategies and execute them well. I believe we have developed a solid foundation for future expansion. Despite the uncertainties of the US economy, a probable further appreciation of the Renminbi, as well as a continued rise in labour costs and components prices, we expect to achieve a similar level of profitability as in the financial year 2007.

The rise in our production volumes has begun to put pressure on capacity and to ease capacity constraints and realise further economies of scale, the Group is adding manufacturing facilities. In the second quarter of the financial year 2008, a new factory building for the CMS business will open, increasing its capacity by some 50% We also intend to build a second factory at Qingyuan, to serve the growing needs of the ELP business.

We expect the positive momentum at the TEL business to carry into the financial year 2008. Growth, however, will primarily come from Europe as the market continues to recover from the excess inventory. The North American business will be hard pressed to repeat the similar growth recorded in the financial year 2007, as the business has already rebounded from a sales decline and regained its leadership position in the market.

Despite this, our new models with innovative designs and new technology will support profitable growth in North America. Through designs such as the DECT 6 0 models, we are successfully creating new product categories for retail customers, while technologies such as the infoPhone™ will enable us to explore new distribution channel such as service providers.

To add new avenues of growth, the TEL business will develop the small and home office market. Changing demographics, new work practices and technologies have made this a growth area, one that we have not so far addressed as a distinct segment.

Building on its strong position in Europe and increasing market share in North America, the ELP business is expected to continue to grow The addition of the Whiz Kid Learning System™ will enable VTech to capture a position in the reading market. The VSmile range will continue to evolve and an enhanced V.Smile console will be on the shelves in the United States in August 2007, featuring a sing-along microphone and writing joystick. It will be joined by a new version of VSmile Pocket that features a microphone for new games. The new version is also smaller, lighter and hence easier for children to carry. Eight new titles will be launched in the calendar year 2007 as we expand the library of cartridges.

Growth at the CMS business is expected to moderate as existing customers mature and newer customers only gradually build up orders. Nonetheless, we are confident of once again outperforming the EMS market, which is forecast to grow in the high single digits in the calendar year 2007. We will continue to improve the service we offer to all customers and have set up a new task force to examine any cost savings that can be passed on.

Japan, a market of great potential for the CMS business, will be a focus for new business development. A dedicated Japanese client team has been set up, and we will reopen our sales office there in June 2007. Separate facilities are being set up specifically for Japanese clients, covering manufacturing, engineering and quality control.

Appreciation

I would like to thank my fellow directors and all staff for their efforts, which helped to make our 30th anniversary a banner year.

Although we see challenges ahead, we are taking action to address specific issues, and with the global economy still expanding at a reasonable pace, I am confident that VTech is well positioned to achieve further growth in the financial year 2008 and deliver good returns for shareholders in the years ahead.

REVIEW OF OPERATIONS

Telecommunication Products

Revenue for the financial year 2007 at the TEL business rose 11.1% over the previous financial year to US$660 6 million and contribution to the Group improved further as the rebound that began in the first half continued. The business accounted for 45.1% of Group revenue, against 49.4% in the previous financial year.

North America was the key growth driver. For the financial year 2007, revenue in North America increased by 26.3% to US$514.3 million, representing 77.9% of the total TEL revenue, against 68.5% in the financial year 2006.

The competitiveness of the TEL business in North America has strengthened following the rationalisation of its business operations two years ago. Better products, together with enhanced supply chain and channel management resulted in market share gains in North America. The new 5 8GHz cordless phones, together with the AT&T 2.4GHz products using proprietary technology developed in-house, were well-received by consumers and enabled VTech to win more shelf space from retail customers.

To recognise VTech's innovative ideas, products and pricing in growing Wal-Mart's business, we were given the "Supplier of Excellence Award" for the fourth quarter of 2006 in the Consumer Electronics category in February 2007.

In Europe, as mentioned in the interim report, the market had suffered from excess inventory, a situation that affected all suppliers. As a result, despite a pick up of sales in the second half over the first half, sales to the region for the financial year 2007 declined 25.1% over the financial year 2006 to US$126.2 million, accounting for 19.1% of total TEL revenue.

To ensure growth momentum is maintained, throughout the financial year, we continued to invest in the development of new products and a number of exciting models were unveiled at the Consumer Electronics Show (CES) in Las Vegas in January 2007, where our focus was on innovative design and new technology.

Our design capabilities saw the unveiling of the Digital Enhanced Cordless Telecommunications (DECT) 6 0 system. Featuring an uniquely thin, compact form factor, these phones deliver a superior level of interference-free clarity, quality, security and range in a cutting-edge design.

Building on its tradition of pioneering technology, VTech rounded out its Internet enabled and Bluetooth enabled phones. The new Internet enabled phone, infoPhone™ combines standard telephony, peer-to-peer VoIP calling and personalized content delivery in a sleek design. It allows users to check e-mail and Internet delivered content such as news, sports, weather and horoscopes through the cordless handset, without the need to turn on a computer. Recognising the increased penetration of Bluetooth enabled cellular phones, we also introduced an AT&T cordless phone with Bluetooth connectivity at affordable price point. It has been available since May 2007.

Electronic Learning Products

In the financial year 2007, the ELP business achieved record revenue, which increased by 26 2% as compared with the financial year 2006 to US$570.1 million This was equivalent to 39 0% of total Group revenue, as compared with 37.5% in the previous financial year.

The growth came across the board, with good performances from all product ranges. The traditional ELPs recorded higher sales growth than the V.Smile range, mainly driven by increased shelf space and an expanded product portfolio.

Revenue increases were apparent in all markets, with particularly strong growth in North America as VTech continued to gain shelf space in this market. Sales from the region rose by 29.2% to US$281.2 million. In Europe, revenue grew by 21.5% over the previous financial year to US$260.9 million and VTech maintained its leadership position in its principal markets.

In the financial year 2007, the VSmile range entered its third year of sales. Sales of the basic console and software met management expectations. In the calendar year 2006, eight new titles were added to the library, bringing to a total of 33.

In addition to the basic VSmile, the range was extended in the financial year 2007 through the introduction of two new platforms, the V.Smile Baby Infant Development System™ (VSmile Baby), aimed at children from nine months to three years old and the VFlash Home Edutainment System™ (VFlash), which targets those aged six and up.

Sales of V.Smile Baby have been particularly encouraging and in September, it was put on the Toys "R" Us 2006 "Hot Toy" list. Sales of VFlash were below management expectations due to the late launch in September 2006. Nonetheless, in October, V.Flash was named one of the Top 12 Toys of Christmas and Holiday 2006 by Wal-Mart.

Development of new products and platforms continued and they were unveiled during the toy fairs in early 2007.

The Whiz Kid Learning System™ (Whiz Kid), a new platform based product that can be connected to the computer, was introduced to capture the reading market. Whiz Kid lets children aged from three to six years enjoy interactive reading and learning activities wherever they go through a portable and touch-sensitive stylus. Children can choose from 40 activity pages, slide the page into the pad and watch it come alive with more than 120 activities.

To refresh the original V.Smile, an enhanced console was introduced to the trade, featuring a sing-along microphone and writing joystick. Further new software titles were unveiled, as well as two additional accessories that connect directly to the consoles An interactive storybook, the SmartBook™ uses touch pen technology to activate animated stories and games, while the Smart Keyboard™ offers typing and word games.

Contract Manufacturing Services

The CMS business once again achieved excellent results, with revenue for the financial year 2007 increasing by 47.3% over the financial year 2006 to US$233.1 million, the third consecutive record The business accounted for 15.9% of Group revenue, up from 13 1% in the previous financial year.

The business once again outperformed the global Electronic Manufacturing Services (EMS) industry, which grew by some 13.5%* during the calendar year 2006. Although some new customers were acquired, the growth in revenue came primarily from existing customers, especially in the areas of switching mode power supplies, professional audio equipment and industrial printing Particularly strong demand was experienced from customers in the United States and hence this market grew its share of total CMS revenue markedly from the 29.5% recorded in the previous financial year.

* *Source: Manufacturing Market Insider – December 2006 issue*

Switching mode power supplies and professional audio equipment continued to be the leading product categories, accounting for 28 2% and 27.7% of total CMS revenue respectively, followed by communications products and home appliances. Europe remained the leading source of revenue, representing 48.4% of total CMS revenue, followed by North America at 36 6% and Asia Pacific at 15.0%.

To cope with the growing demand, the business added a new factory building at its existing plant in Liaobu town, Dongguan city. The new facility will increase the capacity of the business by some 50% and will begin operations in the second quarter of the financial year 2008.

While adding capacity to cater for business growth, the business moved aggressively to counter the effects of cost pressures. Materials prices rose sharply and unlike in previous years, the Group was unable to offset these rises through improved contract terms with material suppliers Additional cost pressures came from the continued rise in the Renminbi and wages in southern China. These factors were largely offset by economies of scale and improved productivity. Among the improvements, a realignment of production reduced the manufacturing cycle time, lowering overtime payments, electricity consumption and equipment downtime.

Efforts were also made to improve service levels, despite the surge in production volumes and cost controls. Order processing time was improved by 50%. Outgoing quality level, as measured by failures per million units of output (ppm), improved to within a range of 250 – 750 ppm. The business received four awards from its customers in the field of professional audio equipment, communications products and medical product during the financial year 2007, in recognition of its outstanding service and the high level of support given to the customers' business development.

REVIEW OF FINANCIAL RESULTS

Revenue

The Group revenue for the year ended 31st March 2007 increased by 21.5% over the previous financial year to US$1,463 8 million as a result of an increase in revenue from its three core businesses.

The TEL business recorded a 11.1% increase in revenue to US$660.6 million. This performance was mainly driven by strong sale of 5.8 GHz cordless phones and a range of AT&T 2.4GHz products using proprietary technology developed in-house in the North American market, which helped increase revenues from this market by 26.3% or US$107.0 million compared with the previous financial year. Revenue from the European market, however, decreased by 25.1% or US$42.3 million over the previous financial year because the market had suffered from excess inventory, a situation that affected all suppliers.

The ELP business had another excellent year with considerable growth in revenue, achieving a 26.2% year-on-year increase to US$570.1 million. The growth was attributable to good performance from all ELP product ranges. The growth in revenue from traditional products range was especially strong. The V.Smile product range also continued to grow. Sales of the basic V.Smile met management expectations, while the introduction of the well-received V.Smile Baby in the first half of the financial year 2007 and the launch of V.Flash in later part of the financial year, together with the rising sales of software drove sales higher compared to the previous financial year.

For the CMS business, the strategy of providing one-stop shop EMS service to small and medium sized customers continued to be successful, and the business achieved significant growth in revenue by 47.3% over the previous financial year, reaching US$233.1 million. The growth came mainly from increased orders from existing customers with demand particularly strong in the areas of switching mode power supplies, professional audio equipment and industrial printing categories.

The Group's revenue from its three core businesses was: 45.1% from the TEL business, 39 0% from the ELP business and15.9% from the CMS business

North America continues to be the largest market for the Group. Revenue from this market accounted for 60.2% of Group revenue for the financial year 2007. Europe and Asia Pacific accounted for 34.1% and 3.5% respectively. This change in the relative contribution of the three regions mainly reflects the sales increase from all of the Group's businesses in North America, which more than offset the sales reduction at the TEL business in Europe while ELP and CMS businesses also achieved satisfactory growth in Europe.

Gross Profit/Margin

The gross profit for the financial year 2007 was US$540.0 million, an increase of US$93.3 million compared to the US$446.7 million recorded in the previous financial year. Gross margin for the year declined slightly from 37.1% to 36 9%. Although all businesses suffered from the negative impacts of rising labour costs, high raw material prices and the appreciation of the Renminbi during the financial year 2007, the Group was able to maintain gross profit margin as management implemented measures to improve operational efficiency and raise productivity.

Operating Profit/Margin

The operating profit for the year ended 31st March 2007 was US$194.0 million, an increase of US$57.8 million or 42 4% over the previous financial year. The improvement mainly came from a significant increase in gross profit resulting from the overall growth in revenue at the three core businesses. The operating profit margin also improved from 11.3% in the previous financial year to 13.3% in the financial year 2007. A significant part of the improvement was attributable to the rebound at the TEL business where its contribution to the Group continued to improve in the financial year 2007.

Selling and distribution costs increased by 14.1% from US$209 2 million in the previous financial year to US$238 6 million in the financial year 2007. The increase was mainly due to higher spending on advertising and promotional activities at the ELP business. Royalty payments to licensors for the use of popular cartoon characters for certain ELPs and V.Smile Smartridges also increased which was in line with increased sales of the VSmile product range. However, selling and distribution costs as a percentage of Group revenue actually decreased from 17.4% in the previous financial year to 16.3% in the financial year 2007, owing to management's success in maintaining a tight control over operating costs.

Administrative and other operating expenses increased from US$61.0 million in the previous financial year to US$62.2 million in the financial year 2007. An exchange gain of US$3.1 million was recorded under administrative and other operating expenses in the current financial year because of the appreciation of the euro and sterling against the US dollar. This contrasted with an exchange loss of US$2.6 million recorded in the previous financial year. Excluding the effect of exchange differences, the administrative and other operating expenses increased by US$6 9 million compared to the previous financial year, partly due to an increase in employee related costs as business has expanded. The administrative and other operating expenses as percentage of Group revenue, excluding the effect of exchange differences, actually improved from 4 8% in the previous financial year to 4.5% in the financial year 2007.

Research and development (R&D) activities are vital for the long-term development of the Group. During the financial year 2007, the Group spent US$45.2 million on R&D activities, which represented around 3% of total Group revenue.

Net Profit and Dividends

The profit attributable to shareholders for the year ended 31st March 2007 was US$182.9 million, an increase of US$51.1 million as compared to the previous financial year The ratios of EBIT and EBITDA to revenue were 13.3% and 14.9% respectively.

Basic earnings per share for the year ended 31st March 2007 were US76.6 cents as compared to US54.9 cents in the previous financial year. During the year, the Group declared and paid an interim and a special dividend of US9 0 cents per share and US30 0 cents per share respectively, which aggregated to US$93 2 million. The directors have proposed a final dividend of US41.0 cents per share, which will aggregate to US$98 0 million Excluding the special dividend, the total dividend for the year amounted to US50.0 cents per share, representing an increase of US18.0 cents per share or 56.3% from the previous financial year.

Liquidity and Financial resources

Shareholders' funds as at 31st March 2007 were US$343.3 million, a 12.1% increase from the US$306 2 million reported for the financial year 2006. The net assets per share increased by12.5% from US$1.28 to US$1 44

As at 31st March 2007 and 2006 All figures are in US$ million unless stated otherwise	2007	2006
Cash	246.5	242.4
Less: Total interest bearing liabilities	–	–
Net cash position	246.5	242.4

As at 31st March 2007, the net cash increased to US$246.5 million, up 1.7% from US$242.4 million at the previous year-end. The Group is substantively debt-free, except for an insignificant amount in the form of a fixed-interest bearing equipment loan which is denominated in Euro and repayable within two years.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates arising from the Group's global operations. It is our policy not to engage in speculative activities. Forward foreign exchange contracts are used to hedge certain exposures.

Working Capital

As at 31st March 2007 and 2006 All figures are in US$ million unless stated otherwise	2007	2006
Stocks	124.1	133 8
Average stocks as a percentage of Group revenue	8.8%	10.7%
Turnover days	68 days	81 days
Trade debtors	178.7	162.9
Average trade debtors as a percentage of Group revenue	11.7%	13.5%
Turnover days	65 days	65 days

The stock balance as at 31st March 2007 decreased by 7.2% over the balance at 31st March 2006 to US$124.1 million. The turnover days improved from 81 days to 68 days. The decrease in stock level is mainly attributable to an improvement in supply chain management at the TEL business. The trade debtors balance as at 31st March 2007 was US$178.7 million as compared to US$162.9 million in the previous financial year. The turnover days were 65 days, the same as the previous financial year. The increase in trade debtors balance as at 31st March 2007 was mainly due to an increase in revenue in the fourth quarter when compared with the corresponding period of the previous financial year.

Capital Expenditure

For the year ended 31st March 2007, the Group invested US$37.2 million in the construction of factory buildings, purchase of plant and machinery, equipment, computer systems and other tangible assets. All of these capital expenditures were financed from internal resources.

Capital Commitments and Contingencies

The Group expects to invest approximately US$59 million on capital expenditure in the financial year 2008. Besides normal capital expenditure for ongoing business operations, the new R&D centre in Shenzhen, Guangdong province is under construction and is expected to be completed by the end of calendar year 2007. The Group also intends to incur further capital investment for the construction of a second manufacturing plant in the city of Qingyuan, in northern Guangdong province.

All of these capital expenditures will be financed from internal resources.

As of the financial year end date, the Group had no material contingencies.

Employees

The average number of employees for the financial year 2007 was 28,200, an increase of 15.1% from 24,500 in the previous financial year. Employee costs for the year ended 31st March 2007 were approximately US$138 million, as compared to approximately US$115 million in the financial year 2006

CODE ON CORPORATE GOVERNANCE PRACTICES

VTech is committed to maintaining a strong system of corporate governance so that all business activities and decision-making can be properly regulated. Throughout the year ended 31st March 2007, the Company has complied with all the code provisions of the Code on Corporate Governance Practices of the HK Listing Rules (the "Code") and to a large extent, the recommended best practices in the Code except for the deviation from code provision A.2.1 of the Code.

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the non-executive directors form the majority of the Board of which four out of seven are independent. The Board believes the appointment of Mr. Allan WONG Chi Yun to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

The Board has established an Audit Committee, a Remuneration Committee and a Nomination Committee with defined terms of reference which are of no less exacting terms than those set out in the Code. Full details on the subject of corporate governance are set out in the Company's 2007 Annual Report.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year

AUDIT COMMITTEE

The Audit Committee, comprising three independent non-executive directors, is chaired by Mr. Raymond CH'IEN Kuo Fung with Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun as members. It has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

Mr. Raymond CH'IEN Kuo Fung has the appropriate financial management expertise as required under the HK Listing Rules. The Audit Committee held two meetings during the year. It reviewed work done by internal and external auditors, the relevant fees and terms, reports from external auditors in relation to the interim and annual financial statements, and receives regular reports from the internal audit functions in accordance with the Committee's terms of reference. The meetings were attended by the Chairman, Chief Compliance Officer, Chief Financial Officer and external auditors. The Group's annual results for the year ended 31st March 2007 have been reviewed by the Audit Committee and agreed by the Group's external auditors.

MODEL CODES FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Codes as set out in Appendix 10 of the HK Listing Rules and Annex 1 to Rule 9 of the Listing Rules of the Financial Services Authority in the United Kingdom regarding securities transactions by directors and senior management in relation to the accounting period covered by the Annual Report. After specific enquiry, all directors of the Company confirmed that they have complied with the required standard of dealings set out therein.

As at the date of this announcement, the Executive Directors of the Company are Mr. Allan WONG Chi Yun (Chairman and Group Chief Executive Officer), Mr. Edwin YING Lin Kwan and Mr PANG King Fai The Independent Non-executive Directors are Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung

By Order of the Board
VTech Holdings Limited
Allan WONG Chi Yun
Chairman

Hong Kong, 20th June 2007
Website: http://www.vtech.com

END